STATE OF IDAHO

Lawerence Denney | Secretary of State

Business Office

450 North 4th Street

PO Box 83720

Boise, ID 83720

October 18, 2019

Request Type: Certificate of Existence/Filing — Issuance Date: 10/18/2019

Request #: 0003650992 — Copies Requested: 0

Receipt #: 000246439

Regarding: **RHINO HIDE INC**

Filing Type: General Business Corporation (D) — File # : 613630

Formation/Qualification Date: 06/13/2018

Status: Active-Good Standing — Formation Locale: IDAHO

Duration Term: Perpetual — Inactive Date:

Certificate of Existence

I, Lawerence Denney, Secretary of State of the State of Idaho, do hereby certify that effective as of the issuance date noted above

RHINO HIDE INC

is a Corporation duly incorporated under the law of this State with a date of incorporation and duration as given above.

Lawerence Denney

Idaho Secretary of State

Processed By: Business Division

Verification #: 004641821